

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2012

Via E-mail
Stephen P. Mullery
Senior Vice President - General Counsel
Federal Agricultural Mortgage Corporation
1999 K Street, N.W., 4th Floor
Washington, D.C. 20006

> **Re: Federal Agricultural Mortgage Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 27, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 8, 2012**
> **File No. 001-14951**

Dear Mr. Mullery:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 4

1.   We note your disclosure on page 6 that Farmer Mac II LLC, your subsidiary, issues securities to third parties backed by the USDA-guaranteed portions of certain

agricultural, rural development, business and industry, and community facilities loans. We also note your disclosure on pages 50 and 168 that the only part of the Farmer Mac II program you operate involves the issuance of Farmer Mac II Guaranteed Securities to investors other than you or your operating subsidiary. Please clarify for us the role you have in the issuance of Farmer Mac II Guaranteed Securities and the extent to which the subsidiary relies on you to issue these debt securities for their funding.

2. We note your reference on page 37 to competition from other issuers of GSE debt and in the second bullet point of the second risk factor on page 38 to "competitive pressures." Please revise this section in future filings to describe competitive conditions in your business, such as the markets in which you compete, principal methods of competition, and your competitive position.

Item 1A. Risk Factors, page 36

3. We note your disclosure that this section includes "some of the more important" factors that could materially affect your financial condition and operating results. Please describe any additional risk factors that could materially affect your financial condition and performance and tell us why these risk factors were omitted.

4. Please include separate risk factors discussing material risks related to the following:

- The potentially adverse objectives of seeking to fulfill your mission and providing a return on investment to stockholders, mentioned on page 8,

- The small number of business partners that currently provide a significant portion of your business volume, mentioned on page 39, quantifying the small number and significant portion, and

- Maturing AgVantage securities, mentioned on page 70.

Farmer Mac is a GSE . . . , page 39

5. Please revise this risk factor in future filings to describe potential legal or regulatory changes and how these changes could materially affect your business. For example, we note your disclosure of the Farm Bill due to expire in 2012, changes in federal support policy for the renewable energy sector mentioned on page 76, and proposed and final FCA rules mentioned on pages 94-95.

Farmer Mac Guaranteed Securities . . . , page 39

6. Please revise this risk factor in future filings to quantify the extent of your exposure to significant contingent liabilities. For example, please revise the last paragraph to

quantify the amount of your principal sources of funds for the payment of claims under your guarantees and purchase commitment and the amount of your aggregate contingent liabilities under your guarantees and long-term standby purchase commitments ("LTSPCs"). Please also quantify the portion of fees you set aside as a reserve against losses.

Farmer Mac is exposed to credit risk . . . , page 40

7. In future filings, please include a separate risk factor for each type of credit risk and interest rate risk included in this section. As part of your revised disclosure, please address the following:

   - Describe types of loans or segments of your portfolio that have experienced higher loss and collateral deficiency rates and quantify the significance of such loans or segments to your portfolio. For example, we note your disclosure regarding balloon payments, ethanol facility loans, and permanent planting and storage and processing loans on pages 13, 51, 80, and 84.

   - Describe and quantify your credit risk related to financial derivative contracts, including material risks related to collateral requirements. For example, we note your disclosure in Note 6 on pages 132-134.

   - Describe and quantify your interest rate risk related to potential differences in timing in cash flows of interest-earning assets and interest-bearing liabilities. For example, we note your disclosure on pages 86-90.

Changes in the value or composition of Farmer Mac's investment securities . . . , page 41

8. Please revise this risk factor in future filings to provide more specific disclosure regarding investment securities that present additional uncertainty or risks, such as your auction rate certificates and your GSE subordinated debt.

Changes in interest rates . . . , page 41

9. We note your disclosure in this section that changes in the fair value of financial derivatives result in the possibility of volatile earnings under GAAP. We also note your disclosure on page 58 that changes in the fair value of financial derivatives and trading assets "have historically contributed significant volatility" to your periodic GAAP earnings as well as the significant impact of fair value changes of financial derivatives on your net income in the last three years. Please revise this risk factor in future filings to provide more specific disclosure regarding the impact of changes in interest rates or the changes in fair value of your financial instruments on your results of operations.

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 50

Business Volume, page 67

10.   We note your disclosure on page 68 regarding the weighted-average remaining term to maturity of certain loans. In an effort to provide greater transparency on your loan portfolio and related risks, please revise your future filings to present a maturities table for all loans and loans held in consolidated trusts as of period end. Segregate the disclosure by loans due: (1) in one year or less, (2) in one through five years, and (3) after five years.

Risk Management, page 77

11.   We note your disclosures that you can require a seller to cure, replace, or repurchase a loan sold or transferred to you for breach of a representation or warranty. We also note that central servicers are responsible to you for serious errors in the servicing of mortgage loans. Please tell us and revise your future filings to disclose whether you have required a seller to cure or repurchase a loan for breach of a representation or warranty and if so, the total unpaid principal balances of those loans. Revise to disclose in your future filings what rights or remedies you have from servicers for serious errors in the servicing of loans and the extent to which a significant amount of servicing errors were noted in the last three years.

Interest Rate Risk, page 86

12.   We note that you use both market value of equity (MVE) and net interest income (NII) to measure your interest rate risk over various time horizons. Please address the following in your future filings with respect to your use of these models:

- Disclose how you selected the basis points (bp) "parallel" shifts for both your MVE and NII models, and address why your MVE range is wider than the one used for NII.

- With respect to your MVE model, explain how a positive interest rate scenario of +300 bp results in a negative percentage change in your MVE, yet a +200 bp results in a positive percentage change.

- Discuss for your NII model why you chose to measure the impact of a 100 bp increase but only a 25 bp decrease.

- In order to increase the transparency of your disclosure, please provide qualitative sensitivity disclosures as to the factors that drive a positive sensitivity amount versus a negative amount for MVE, NII, and duration gap. For example, discuss whether the result is affected by when your fixed rate assets exceed your fixed rate liabilities, or other factors.

- Provide additional context as to how investors should review the outputs of these models and elaborate on the purpose of each model given the differences in the outputs of each model under the various interest rate scenarios.

Item 8. Financial Statements, page 97

Notes to Consolidated Financial Statements, page 105

Note 2. Summary of Significant Accounting Policies, page 106

(j) Allowance for Losses, page 112

13. Please revise your future filings to disclose your charge-off policy, including under what circumstances and at what point you would record a charge-off in accordance with ASC 310-10-50-11B(b).

Specific Allowance for Impaired Loans, page 114

14. You disclose that for a portion of your impaired assets you do not receive an updated valuation to measure impairment and instead the analysis is performed in the aggregate in consideration of the similar risk characteristics of the assets and historical statistics. Please tell us and disclose in your future filings the percentage of impaired assets as of December 31, 2011 and September 30, 2012 for which you measured impairment based on this method. Also, clarify why you could not or did not use one of the impairment methods defined in ASC 310-10-35-22 and instead relied on a model similar to your general allowance.

(q) Consolidation of Variable Interest Entities, page 117

15. You state on page 118 that the ability to make decisions regarding default mitigation for a VIE represents evidence of power and that the entity with the power to make decisions over the default mitigation activities of the trusts would be the primary beneficiary. We also note that you determined you were not the primary beneficiary for certain securitization trusts created when loans subject to LTSPCs were converted to Farmer Mac I Guaranteed Securities because you shared the decision making power regarding default mitigation with unrelated parties. Please address the following:

- Clarify to us and in your future filings which of your VIEs, Farmers Mac I, Rural Utilities, etc., that you did not consolidate because you determined that you shared power with unrelated parties.

- Tell us if there are differences in the terms of the trusts, other than whether the power is shared with unrelated or related parties, for these VIEs compared to those consolidated. If so, describe the other differences.

- Provide us with your primary beneficiary analysis for these VIEs under ASC 810-10-25-38. Specifically, explain in greater detail how the decision-making related to default mitigation is shared and whether the nature of the activities related to the shared power are the same.

16.   We note your disclosure that for Famer Mac II trusts you are not the primary beneficiary and therefore do not consolidate these trusts because you do not have the decision-making power over default mitigation activities. Please clarify in your future filings the entity that has the decision-making power over default mitigation activities for these trusts and whether the terms of the trusts include a trigger that would transfer the power to you.

17.   We were unable to locate all your VIE disclosures required by ASC 810-10-50. Please provide the following disclosures in your future filings:

- Provide the carrying amount and classification by type of all VIEs' assets and liabilities in the Consolidated Balance Sheet that are consolidated in accordance with ASC 810.

- For VIEs that you are not the primary beneficiary, but hold a variable interest, like AgVantage trusts, provide tabular comparison of the carrying amounts and classification of the assets and liabilities in the Consolidated Balance Sheet that relate to your variable interest in the VIE and your maximum exposure to loss. Refer to ASC 810-10-50-4.

- Last, present these disclosures by Program in an effort to align these disclosures with your description of each Program beginning on page 5 and in the table on page 10.

Note 6. Financial Derivatives, page 132

18.   Tell us whether you have derivative instruments with credit-risk-related contingent features. If so, please revise your future filings to include the disclosures required by ASC 815-10-50-4H related to these derivative instruments.

Note 8. Allowance for Losses and Concentrations of Credit Risk, page 137

19.   We note loans held and underlying LTSPCs and Farmer Mac Guaranteed Securities on page 138 totaled $4.3 billion and that you consistently provide your credit quality

disclosures for the entire portfolio. We also note your on-balance sheet loans and securities on page 10 total $8.5 billion, of which $2.9 billion relates to loans and loans held in trusts. And your gross loans held for investment on the Consolidated Balance Sheet total $2.4 billion. In an effort to provide clear and transparent disclosures regarding your credit risk and address the differences between the amounts disclosed throughout the filing please address the following:

- Revise your future filings to ensure that amounts presented in your credit quality disclosures in Note 8 are reconcilable to the Consolidated Balance Sheet. For example, provide subtotals for on-balance sheet loans held and loans held in trusts or provide separate credit quality disclosures for on-balance sheet loans and loans underlying LTSPCs and Farmer Mac I Guaranteed Securities.

- Disclose in a table the carrying amount of loans and loans held in trusts for the last two years by portfolio segment, as described on page 112, and by class of financing receivable.

- Reconcile the differences in on-balance sheet loans and loans held in trusts on page 10 with the amount presented on the face of the financial statements, and include a footnote to the table on page 10 describing any differences.

- Reconcile for us the tabular disclosure on page 10 with the credit quality table presented on page 138 and clarify the differences in your future filings.

20. We note your disclosure on page 140 that the recorded investment of loans on nonaccrual status is $45.4 million, and we note your definition of nonaccrual loans on page 111. We also note that your on-balance sheet loans that are over 90 days delinquent disclosed on page 131 total $33.2 million. Please reconcile the difference in these amounts for us, and revise your future filings to clarify the differences.

Definitive Proxy Statement on Schedule 14A

Total Compensation Elements, page 23

21. We note your disclosure on page 22 that you position target compensation consistent with the market median (50th percentile) of your peers and that you may adjust target pay levels based on a variety of other factors. Please provide proposed disclosure to be included in future filings describing how total compensation and each element of compensation compare to the market median for each named executive officer. Please also identify the other factors considered by your Compensation Committee when adjusting target pay levels for total compensation and for each element of compensation and describe how your committee considered those factors in setting target pay levels.

Annual Cash Incentive Compensation, page 24

22.   Please expand your disclosure in this section to address the following:

- Clarify the target incentive payment for each of your named executive officers (e.g., the percentage of total base salary) and describe the factors considered by your Compensation Committee when determining the target incentive amount.

- Describe the factors considered by your Compensation Committee when determining how to weight the performance goals for the year.

- Describe the leadership and strategic performance target set for each of your named executive officers and clarify the level of achievement of each of your named executive officers.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 1. Consolidated Financial Statements, page 3

Notes to Consolidated Financial Statements, page 8

Note 3. Farmer Mac Guaranteed Securities and USDA Guaranteed Securities, page 20

23.   We note the fair value of your Farmer Mac II securities as of September 30, 2012 and December 31, 2011 was $30.0 million and $35.6 million. We also note that the combined AFS and Trading USDA Guaranteed Securities total $1.6 billion and $1.5 billion as of these same periods. Please reconcile for us the difference between these amounts and your tabular disclosure for on-balance sheet securities on page 71 and page 10 of the December 31, 2011 Form 10-K. In your future filings please clarify the difference in a footnote to the table on page 71.

Note 8. Fair Value Disclosures, page 37

Disclosures on Fair Value of Financial Instruments, page 49

24.   Please revise your future filings to expand your discussion of the fair value techniques, including the methods and significant assumptions used to estimate the fair value, to be more consistent with your discussion on fair value techniques beginning on page 37, for those financial instruments not already addressed there in accordance with ASC 825-10-50-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or Lindsay McCord at (202) 551-3417 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director